In regard to the Interfund Lending program, I certify that the Advisers on behalf of the Funds have implemented procedures reasonably designed to achieve compliance with the SEC Exemptive Order and Board approved procedures.

Frank Knox
Chief Compliance Officer
John Hancock Funds

2-19-14
Date